

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 9, 2017

William B. Stilley, III
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
204 E. High Street
Charlottesville, VA 22902

> **Re: Adial Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 12, 2017**
> **CIK No. 0001513525**

Dear Mr. Stilley:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Overview, page 1

1.   Please tell us your basis for highlighting in the first paragraph of the Summary your focus on the development of therapeutics for drug addictions and other addiction-like behaviors. In this regard, we note that you do not address these development efforts in your Business discussion. With respect to your disclosure on page 5, please also revise to explain how you will be able to undertake evaluation of these addictions and disorders at minimal additional cash cost to the company.

2.   Please balance your disclosure in the penultimate paragraph on page 1 concerning the safety profile of ondansetron by also discussing the lack of long-term use clinical data, which you identify in risk factors on page 13.

Planned Phase 3 Clinical Program, page 4

3.   Please revise to discuss briefly the status of your IND filing.

Implications of Being an Emerging Growth Company, page 6

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

All of our current data..., page 13

5.   Please revise to explain the term "*a priori*."

We are an "emerging growth company," and any decision on our part to comply…, page 32

6.   We note your disclosures indicating that you have elected to avail yourself of the exemption from new or revised accounting standards. Accordingly, please revise your disclosure in the final sentence of the risk factor, which indicates that you will be subject to the same new or revised standards that are applicable to non-emerging growth companies.

Critical Accounting Policies and Estimates
Profits Interest Units, page 50

7.   You disclose on page 51 your process for estimating the fair value of your equity awards prior to your IPO for purposes of granting equity-based compensation in the absence of a public trading market. Once you have an estimated offering price or range and have determined the conversion ratio for your membership units, please explain to us the reasons for any differences between the recent valuations of your membership units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Business, page 54

8.   Please revise to discuss the manufacture and supply of your drug candidate and the attendant diagnostic biomarker blood test.

Strong Relationships with the Universities..., page 56

9.   Please revise to clarify the nature of your relationship with the University of Texas and
any universities other than the University of Virginia.

Companion Genetic Bio-Marker Potentially Expands the Market Opportunity, page 56

10.   Please revise to explain how your pre-treatment screening with the companion diagnostic
genetic test expands your market opportunity.

AD-04 – Two-Stage Clinical Development Strategy..., page 58

11.   Please revise to clarify the reasons and rationale for potentially conducting a second,
concurrent Phase 3 trial in the US.

Signatures

12.   Please revise to indicate who is signing the registration statement in the capacity of
principal financial officer.

You may contact Rolf Sundwall at (202) 551-3105 or Angela Connell at (202) 551-3426
if you have questions regarding comments on the financial statements and related matters.
Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202) 551-6262 with any
other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Leslie Marlow, Esq.
Gracin & Marlow, LLP